Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Nine Months Ended September
($ in thousands)	2009	2010	2011	2012	2013	30, 2014
Ratio of earnings to fixed charges:
Pre-tax loss	$(13,349)	$(11,993)	$(13,223)	$(15,034)	$(8,572)	$(15,403)
Fixed charges
Interest expense (a)	40	23	4	1,478	329	104
Interest within rental expense (b)	146	194	196	227	236	223
Total fixed charges	186	217	200	1,705	565	327
Total earnings (loss)	$(13,163)	$(11,776)	$(13,023)	$(13,329)	$(8,007)	$(15,076)
Ratio of earnings to fixed charges	—	—	—	—	—	—
Ratio of coverage deficiency	(c)	(c)	(c)	(c)	(c)	(c)

(a)	Interest expense includes interest on loan balances and the amortization of debt discounts and debt issuance costs. We had no debt at December 31, 2013 or at September 30, 2014.

(b)	Includes an estimated interest factor of the rent expense for each period presented, which management believes is a reasonable approximation of the interest component of such rentals.

(c)

Due to the loss from operations for the years ended December 31, 2009, 2010, 2011, 2012, and 2013, and for the nine months ended September 30, 2014, there were insufficient earnings of $13.3 million, $12.0 million, $13.2 million, $15.0 million, $8.6 million, and $15.4 million, respectively, to cover fixed charges.